Exhibit 99.5

PRESS RELEASE

TEMBEC REPORTS FINANCIAL RESULTS
FOR ITS THIRD QUARTER ENDED JUNE 25, 2011

Montreal, Quebec, July 26, 2011: Consolidated sales for the three-month period ended June 25, 2011, were $448 million, as compared to $545 million in the comparable period of the prior year. The Company generated net earnings of $19 million or $0.19 per share in the June 2011 quarter compared to net earnings of $59 million or $0.59 per share in the June 2010 quarter. Operating earnings before depreciation, amortization and other specific or non-recurring items (EBITDA) was $32 million for the three-month period ended June 25, 2011, as compared to EBITDA of $60 million a year ago and EBITDA of $33 million in the prior quarter.

Business Segment Results

The Dissolving and Chemical Pulp segment generated EBITDA of $45 million on sales of $188 million for the quarter ended June 25, 2011, compared to EBITDA of $44 million on sales of $177 million in the prior quarter. Sales increased by $11 million as a result of increased prices for dissolving pulp. During the most recent quarter, pulp shipments were equal to 92% of capacity, as compared to 93% in the prior quarter. US $ reference prices for chemical pulp increased over the prior quarter. However, currency was unfavourable as the Canadian dollar averaged US $1.033, a 1.9% increase from US $1.014 in the prior quarter. The net effect was an increase of $31 per tonne, increasing EBITDA by $2 million. Dissolving pulp prices increased by $129 per tonne, increasing EBITDA by $8 million. Favourable market conditions led to an increase in selling prices. During the June 2011 quarter, the Company incurred 1,300 tonnes of maintenance downtime compared to 3,300 tonnes of maintenance downtime in the prior quarter. Cost of sales increased by $9 million. Energy costs at the Skookumchuck, B.C., NBSK mill increased by $4 million. The mill produces electricity and the price paid by the provincial utility is lower in the June and September quarters. The balance of the increase relates to higher maintenance material and supplies expenses at all three pulp mills. Inventories were at 20 days of supply at the end of June 2011, as compared to 19 days at the end of March 2011.

The High-Yield Pulp segment generated negative EBITDA of $3 million on sales of $93 million for the quarter ended June 25, 2011, compared to EBITDA of $1 million on sales of $102 million in the prior quarter. Sales decreased by $9 million as a result of lower selling prices and shipments. During the most recent quarter, shipments were equal to 84% of capacity, as compared to 89% in the prior quarter. While US $ reference prices for bleached eucalyptus kraft (BEK) increased over the prior quarter, this did not carry over to high-yield pulp pricing. Currency was unfavourable as the Canadian dollar strengthened. The combined effect was a decrease of $18 per tonne, reducing EBITDA by $3 million. During the most recent quarter, the Company absorbed 30,100 tonnes of downtime related to a labour strike at its Matane, Quebec, facility. This compares to 3,800 tonnes of maintenance related downtime in the prior quarter. Costs increased by $1 million. Inventories were at 19 days of supply at the end of June 2011, as compared to 29 days at the end of March 2011.

The Paper segment generated EBITDA of $9 million on sales of $85 million. This compares to EBITDA of $9 million on sales of $83 million in the prior quarter. Higher shipments of coated bleached board and newsprint led to the increase in sales. Coated bleached board shipments were equal to 93% of capacity compared to 85% in the prior quarter. During the most recent quarter, newsprint shipments were equal to 73% of capacity, compared to 69% in the prior quarter. The US $ reference price for coated bleached board and newsprint were unchanged from the prior quarter. The stronger Canadian dollar reduced selling prices. The net effect was a reduction of $3 million in EBITDA. As a result of continued weak demand for newsprint, the Company continued with production curtailments. The Company incurred 22,700 tonnes of market related downtime at the newsprint mill and 3,100 tonnes of maintenance downtime. This compares to 22,700 tonnes of market downtime and 500 tonnes of maintenance downtime in the prior quarter. Mill level costs declined by $3 million, primarily as a result of lower energy costs at the Kapuskasing, Ontario, newsprint mill. The mill benefited from special circumstances that allowed it to generate significant “load shedding” credits.

The Forest Products segment generated negative EBITDA of $16 million on sales of $113 million. This compares to negative EBITDA of $9 million on sales of $124 million in the prior quarter. Demand for SPF lumber remained relatively weak with shipments equal to 56% of capacity, as compared to 57% in the prior quarter. US $ reference prices for random lumber decreased by approximately US $52 per mbf on average while stud lumber decreased by US $14 per mbf. The stronger Canadian dollar further reduced prices. The combined price effect was a decrease in EBITDA of $7 million or $31 per mbf. Mill level costs were relatively unchanged. During the June quarter, the Company incurred $3 million of lumber export taxes, down from $4 million in the prior quarter. Lumber export taxes are payable based on the 2006 Softwood Lumber Agreement (SLA) between Canada and the United States. Applicable export tax rates may vary based upon selling prices. During the June quarter, the Company incurred a tax of 15% on Western lumber shipments and 13% on Eastern lumber shipments. In January 2011, the U.S. triggered the arbitration provision of the SLA by delivering a Request for Arbitration. The U.S. claims that the province of British Columbia (B.C.) has not applied the timber pricing system as required by the agreement. The U.S. also claims that B.C. has made additional changes to the timber pricing system, which contributed to the under pricing of timber. The claim focuses on the substantial increases in Grade 4 log volumes commencing in 2007. It also alleged that the failure to apply the market pricing system incorrectly reduced the prices of Grade 1 and Grade 2 sawlogs. As the arbitration is a state-to-state international dispute under the SLA, Canada is preparing a defence to the claim with the assistance of B.C. and B.C. industry. It is not possible at this time to predict the outcome or the impact of the claim.

Outlook

As anticipated, the June 2011 quarterly results were similar to the prior quarter. The relative strength of the Canadian dollar versus the US dollar, which averaged above US $1.03, and very weak lumber pricing were the only significant negative items. The Dissolving and Chemical Pulp segment continued to generate strong results with EBITDA of $45 million. While the price for Northern Bleached Softwood Kraft (NBSK) pulp has come off its record levels, and we anticipate some further price erosion, strong market fundamentals should lead to price increases later in the calendar year. The Specialty Dissolving Pulp (SDP) market remains very strong. The segment’s profitability in the upcoming September quarter will be reduced as a result of a 16-day maintenance outage at the Skookumchuck, B.C., NBSK mill. Forest Products experienced low prices for both random length and stud lumber. While we are seeing some recovery in prices and higher lumber futures pricing, it is occurring from very low levels. Results for the segment will remain below acceptable levels until U.S. housing starts recover. The decline in High-Yield Pulp performance was predictable as this market is seeing more challenging conditions than softwood kraft pulp or eucalyptus pulp. A large capacity addition has impacted pricing, but it is expected to be absorbed into the market over the next few quarters. Once this occurs, the gap between high-yield pulp pricing and other paper pulps should narrow. The improvement in Paper segment results was largely cost driven. The Company had commented publicly in the past regarding the more competitive industrial electricity rates being implemented in the province of Ontario and the positive impact on the Kapuskasing, Ontario, newsprint operation. While coated bleached board markets have softened recently, prices are not expected to decrease significantly. Market conditions for newsprint will remain challenging.

Tembec is a large, diversified and integrated forest products company which stands as the global leader in sustainable forest management practices. The Company’s principal operations are located in Canada and France. Tembec’s common shares are listed on the Toronto Stock Exchange under the symbol TMB and warrants under TMB.WT. The full quarterly report, including the interim Management Discussion and Analysis, the interim financial statements and the accompanying notes for the quarter ended June 25, 2011, can be obtained on Tembec’s website at www.tembec.com or on SEDAR at www.sedar.com.

This press release includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation.

Investor Contact:	Michel J. Dumas
Executive Vice President, Finance and CFO
Tel: 819 627 -4268
E-mail: michel.dumas@tembec.com

Media Contact:	Linda Coates
Vice President, Communications and Public Affairs
Tel.: 416 775-2819
E-mail: linda.coates@tembec.com